Exhibit 4.134
(English Translation)
First Amendment to Joint Venture Agreement
This amendment to the Joint Venture Agreement (hereinafter referred to as: “First Amendment”) is made as of the 24th day of January, 2011,
Between:
“DMS GROUP”, LLC for power engineering Novi Sad Sremska 4, a corporation incorporated under the laws of Serbia with registered offices at Sremska street no. 4, 21000 Novi Sad, Serbia and tax identification number [***], Agency for Business Registries in Belgrade, Joint Company ID no. [***], represented by the Prof. Dr. Dragan Popovic, Personal ID: [***], Chairman of the Board (hereinafter referred to as: “DMS GROUP”).
And
Telvent Energia S.A., a Joint Company organized and existing under the laws of Spain, with registered office at Valgrande 6, Alcobendas 28108, Madrid, Spain, with V.A.T/Taxpayer’s Number [***], entered in the Companies’ Register of Madrid, in volume 1612 general, 1036 of section 3 of the Companies Book, sheet 1, sheet number 7367, registration 1, represented by Mr. Victor José Hidalgo Vega, with Personal [***], passport number: [***], by virtue of a power of attorney dated November 25, 2010 before the Notary Public Mr. Ignacio Paz-Ares Rodriguez, with protocol number [***], (hereinafter referred to as Telvent).
Whereas:
A.	DMS GROUP and Telvent (hereinafter referred to as the “Parties” jointly and a “Party” individually) entered into a Joint Venture Agreement dated May 8, 2008 (hereinafter referred to as the “JV Agreement”) for establishing a joint company Telvent DMS LLC for power engineering Novi Sad, with its registered seat in Novi Sad, Sremska no. 4, and registration number 20422882 (hereinafter referred to as the “Joint Company”);

B.	The Parties entered into a shareholders agreement dated May 8, 2008 (hereinafter referred to as the: “Shareholders Agreement”) establishing rights and obligations of the Parties with respect to the Stakes of the Joint Company owned by them, the management and control of the Joint Company and various other matters;

C.	The Parties have determined the purpose and area of the Joint Company’s future development as the further development of the Smart Grid Solution Suite in the manner so that the Joint Company will become the world leader in the area of Smart Grid Solutions, and, in accordance with these aims, the Parties have agreed upon the Research and Development Plan of the Joint Company for the next 3 years (hereinafter reffered to as the “R&D Plan”) attached hereto as Appendix 1.

At the beginning of each year, as the Executive Vice President for Smart Grid IT, Prof. Dr. Dragan Popovic will update R&D Plan including the defined R&D targets to be accomplished every calendar quarter, based on changes in the Smart Grid market. Telvent management will review and approve the revised R&D Plan. The updated R&D Plan will be in full accordance with and coordinated with Telvent’s strategy for the development of the Smart Grid Solution Suite and will include defined R&D targets to be accomplished every calendar quarter.

D.	The Parties have agreed to complete, as a continuation of the joint venture, a transaction described below (hereinafter referred to as the “Transaction”):

1.	The Parties will make additional capital contributions to the Joint Company in accordance with Appendix 2, for a total of EUR 24,000,000.00 in accordance with the terms and conditions of this First Amendment with each party paying its capital contributions proportionately to its Contribution Percentage (57% in the case of Telvent and 43% in the case of DMS GROUP after the transfer of 8% of the capital of the Company from DMS GROUP to Telvent) (hereinafter referred to as the “Additional Capital Contributions”) ;

2.	Telvent will receive 8% of the total capital of the Joint Company from DMS GROUP (hereinafter referred to as the “Transferred 8%”) for a total purchase price consisting of: (a) a fixed component in the amount of EUR 9,600,000.00 (hereinafter referred to as the: “Fixed Component of the Purchase Price”); and (b) a variable component equal to 1.5% of Qualifying Bookings from Smart Grid IT Contracts signed within 5 years of the Closing (hereinafter referred to as the: “Variable Component of the Purchase Price”) pursuant to and as defined in a stake transfer agreement to be signed by the Parties on the Signature Date (hereinafter referred to as the “STA”) thereby increasing Telvent’s Contribution percentage and stake in the Joint Company to 57% and decreasing DMS GROUP’s Contribution Percentage and stake in the Joint Company to 43%.
The Variable Component of the Purchase Price shall be adjusted up or down to take account of changes of orders, amendments or cancellations that change the part of the price under each Smart Grid IT Contract for the Smart Grid software, systems and services to be delivered by the Joint Company.
“Smart Grid IT Contracts” means a contract between Telvent, or Telvent USA

Corporation or any of their respective affiliate companies (other than the Joint Company) and a client which includes the supply of Smart Grid IT Solution Suite systems and/or services related thereto and which is signed during the 5 year period commencing on the Closing (the “Earn Out Period”).
“Qualifying Bookings” means that portion of the purchase price in the Smart Grid IT Contracts payable by the client to Telvent or Telvent USA Corporation or to any of their respective affiliate companies (other than the Joint Company) for software, systems and/or services to be delivered by the Company under those Smart Grid IT Contracts.
Under the STA, Telvent shall pay the Fixed Component of the Purchase Price in the amount of EUR 9,600,000,00 to DMS GROUP, on the Closing Date. If Telvent fails to pay the Fixed Component of the Purchase Price, and such failure continues for 10 days, DMS GROUP shall have the right to charge interest in the amount of 9.3% per annum, on the unpaid amount of the Fixed Component of the Purchase Price, from the expiry of the aforementioned 10 days until the payment to the account of DMS GROUP.
If Telvent fails to pay the Variable Component of the Purchase Price, DMS GROUP shall have the right to charge interest in the amount of 9.3% per annum, on the unpaid amount of the Variable Component of the Purchase Price, starting from the due date as set out in the STA until the payment to the account of DMS GROUP.
If Telvent fails to fulfill its obligations to pay any due and undisputed amount of the Variable Component of the Purchase Price, DMS GROUP shall be obliged to notify Telvent in writing thereof.
If Telvent fails to pay any due and undisputed amount of the Variable Component of the Purchase Price and if the total aggregate amount of the unpaid Variable Component of the Purchase Price including interest is greater than EUR 140,000.00:
•	Telvent shall not have the right to exercise the Pledge in accordance with the Stake Pledge Agreement

•	Telvent shall not be entitled to obtain the Mortgage Agreement from the deposit, in accordance with the Escrow Mortgage Agreement

•	Due dates for the Loan repayment under the Loan Agreement shall be postponed and the interest under the Loan Agreement ceases to accrue;
until the fulfillment of Telvent’s obligations to pay the amount of the Variable Component of the Purchase Price
After the payment of the Fixed Component of the Purchase Price in full to DMS GROUP, the transfer of the Transferred 8% will be registered before the BRA.

The amount of the Variable Component of the Purchase Price owing to DMS GROUP shall be calculated and paid by Telvent within 30 days after the date Telvent receives the first payment from the client under the Smart Grid IT Contract, of which Telvent is obliged to notify DMS GROUP in writing. Telvent will continue to calculate and make payments of the Variable Component of the Purchase Price for all Smart Grid IT Contracts signed in the Earn Out Period, until all the relevant payments payable to Telvent in respect of these Smart Grid IT Contracts have been received by Telvent including the first payments received after the end of the Earn Out Period.

In the event of Resignation of Prof. dr. Dragan Popovic from the Joint Company, Telvent shall not be obliged to make any further payments for the Variable Component of the Purchase Price for Smart Grid IT Contracts which are signed after the date of Resignation of Prof. Dr. Dragan Popovic. Telvent shall remain liable to DMS GROUP for any such payments for the Variable Component of the Purchase Price due under Smart Grid IT Contracts signed before the date of Prof. Dr. Dragan Popovic’s Resignation.

3.	Telvent will lend the sum of EUR 10,320,000.00 to DMS GROUP pursuant to a loan agreement to be signed by the Parties on the Signature Date (hereinafter referred to as the “Loan Agreement”) in order to finance the payment by DMS GROUP of DMS GROUP’s 43% share of the Additional Capital Contributions. The loan will be available to DMS GROUP in 3 facilities, each in the amount of EUR 3,440,000.00.

On the date of signing this First Amendment, the Contribution Percentages and Capital Contribution of the Parties in the Joint Company’s ownership structure are as follows:
(a)	DMS GROUP is the registered holder of a 51% stake of the total capital of the Joint Company with Capital Contribution of EUR 6,245,000.00;

(b)	Telvent is the registered holder of a 49% stake of the total capital of the Joint Company with Capital Contribution of EUR 6,000,000.00.
Now therefore, the Parties enter into this First Amendment and agree to amend the JV Agreement as follows:
Definitions:
In this First Amendment, capitalized terms used but not defined herein have the meanings set out in the JV Agreement. The following terms shall have the meanings as set out below:
“Additional Capital Contributions” has the meaning set out in Article l.
“Asset Purchase Agreement” means the asset purchase agreement to be entered into between DMS GROUP as the Seller and the Joint Company as the Buyer on the Signature Date.

“Cause” means any one or more of the following actions or conducts performed by Prof. Dr. Dragan Popovic:
(a)	which constitute a criminal offense from the following group of criminal offenses determined by the Criminal Law of the Republic of Serbia:
•	criminal offences against the commercial activity including only the most serious forms of the following criminal offences:
—	forging the securities

—	professional negligence at commercial work

—	causing bankruptcy

—	causing false bankruptcy

—	causing damage to creditors

—	abuse of power in commercial activities

—	disclosure of business secret
•	criminal offences against property punishable by Criminal Law of the Republic of Serbia for which suspended sentence cannot be imposed, under the following conditions: (i) that a final court verdict was determined by a court of competent jurisdiction against Prof. Dr. Dragan Popovic, due to the aforementioned offenses, and (ii) that damage has been done to the Joint Company and the mentioned damage being an element of the crime.
(b)	actions, by Prof. Dr Dragan Popovic in carrying out his duties, or failure to take actions, which constitute gross negligence or willful misconduct and which continue for more than 30 days after written notice given by Telvent and result in significant loss which materially affects the results of operation of the Joint Company (defined in the Employment Agreement as the breaches of work duty). The significant loss shall be confirmed by one of the Big four independent auditors (Deloitte, Pricewaterhouse Coopers, Ernst & Young, KPMG);

(c)	breach of any non-competition covenant of Prof. Dr. Dragan Popovic under his employment agreement with the Joint Company (defined in the Annex to the Employment Agreement as the breaches of work duty) or under the JV Agreement, as determined by an award made in arbitration proceedings in accordance with the rules and procedures set out in the Shareholders Agreement if possible, and if not possible, as determined by a final court verdict by a court of competent jurisdiction;
“Closing” means the completion of the actions to be done on the Closing Date and receipt of the payment of the Fixed Component of the Purchase Price under the STA by DMS GROUP on its bank account
“Closing Date” means the date which is 15 days after the Signature Date, or such other date as the Parties may agree in writing on which the following actions shall be completed:
(a) The execution and delivery by the parties to the Transaction Documents of the Closing Documents;

(b) The satisfaction or waiver of all of the closing conditions set out in the Transaction Documents;
(c) Telvent shall give wire transfer instruction to its bank to transfer the Fixed Component of the Purchase Price payable under the STA to the bank account specified by DMS GROUP.
“Closing Documents” means all of the documents to be signed and/or delivered by the parties to the Transaction Documents on the Closing in accordance with the terms of the Transaction Documents.
Calculation of time — When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded. The term determined in days starts on the first day after the event from which the term is to be counted, and ends by expiry of the last day of the term.
Term determined in weeks, months or years ends on the day that by the name and number corresponds with term starting day, and if such a day does not exist in the last month, term ends on the last day of that month (e.g. term of one year commencing on January 1, 2011. will end on January 1, 2012).
If the last day of the term occurs on the day which is determined by law as non-working day, the last day of the term is the next working day.
“Good Reason” means any of the following breaches by Telvent or any Affiliated Company of Telvent which occurs on or after the date hereof without the consent of Prof. Dr. Dragan Popovic:
(a)	any material decrease in the title, responsibilities, authorities, powers or duties of Prof. Dr. Dragan Popovic as described in Appendix 3 to this Agreement or in the Management Agreement with Telvent or in the Employment Agreement with the Joint Company and the Annex to that Employment Agreement that continues for more than thirty (30) days after Prof. Dr. Dragan Popovic has given written notice to Telvent of such decrease; or

(b)	If Telvent or any Affiliated Company of Telvent breaches any of the Articles from the Transaction Documents relating to Prof. Dr. Dragan Popovic’s title, responsibilities, authorities, powers or duties or breaches its obligations to pay its Additional Capital Contributions or the Installments of the Loan in accordance with this First Amendment, the Loan Agreement and if such breach is not remedied within thirty (30) days after Prof. Dr. Dragan Popovic has given written notice to Telvent of such breach.

(c)	Breach as described in Article XIII, point 13.16 of the JV Agreement, as amended

(d)	Articles of the Reseller and Service Agreement — VAR Agreement dated May 8, 2008, and of its annexes relating to the maximum mark up on the mutually agreed prices for Joint Company services and licenses which are contrary to notice from Prof. Dr. Dragan Popovic that such mark-up will be in breach of the maximum mark-up agreed to in the First Annex to the Reseller and Services Agreement
“First Amendment to the Shareholders Agreement” has the meaning set forth in Article 11.
“Installments of Additional Capital Contributions” has the meaning set out in Article 1;
“Loan Agreement” has the meaning set forth in Recital D.3.
“Final Goal” means additional investment in the amount of EUR 24,000,000.00 into the capital of the Joint Company (capital increase);
“Management Agreement” means the agreement entered into between Telvent and Prof. Dr. Dragan Popovic, as a non-resident employee in the position of the Executive Vice President for Smart Grid IT.
“Mortgage Agreement” has the meaning set forth in Article 8(b).
“Payment” means the date when the Party or the Joint Company which shall receive the payment receives the amount of such payment on its bank account;
“Pledge Agreement” has the meaning set forth in Article 8(a).
“Resignation” means the voluntary and unilateral termination by Prof. Dr. Dragan Popovic of his Employment Agreement with the Joint Company but does not include situations of termination due to illness or injury of Prof. Dr. Dragan Popovic, or resignation for Good Reason.
“Second Amendment to the Foundation Agreement” has the meaning set forth in Article 10.
“Signature Date” means the date on which the Transaction Documents are signed and confirmed by the parties thereto as complete for the Closing.
“Smart Grid IT Solution Suite” means an integrated solution for the electrical utility/industry covering Smart operations including one or more of the following components: DMS, EMS, Energy Market, Electrical SCADA, OMS, MDM, Integration Bus etc. in an open and highly integrated environment.
“Transaction Documents” in addition to this First Amendment includes the following documents:
•	The STA;

•	The Second Amendment to the Foundation Agreement;

•	The First Amendment to the Shareholders Agreement;

•	The Loan Agreement;

•	The Pledge Agreement;

•	The Asset Purchase Agreement

•	The EMS Licensee Agreement between the Joint Company and DMS GROUP

•	The Annex to the Employment Agreement entered into between the Joint Company and Prof. Dr. Dragan Popovic

•	Management Agreement

•	The Annex to the Reseller and Service Agreement between Telvent Sweden and the Joint Company —VAR Agreement.

•	The Value Added Reseller Agreement between Tevent Sweden and the Joint Company as the VAR (new VAR Agreement)

•	Lease Agreement to be executed between the Joint Company as lessee and DMS GROUP as lessor on the date of signing of this First Amendment.

•	Inter-company agreement between the Joint Company and DMS GROUP for 1.5% that the Joint Company should pay to DMS GROUP
The following appendices are attached to and form part of this First Amendment:

Appendix 1 — R&D Plan
Appendix 2 — Installments of Additonal Capital Contributions
Appendix 3 — Job Description and Responsibilities — Executive Vice President for Smart Grid IT
Appendix 4 — Form of the Mortgage Agreement;
Appendix 5 — The Escrow Mortgage Agreement
Appendix 6 — The Lease Agreement
Appendix 7 — The list of the employees
1.	Telvent and DMS GROUP shall pay the Additional Capital Contributions to increase the registered monetary capital of the Joint Company in the amount of EUR 24,000,000.00, as follows, with each party paying its Capital Contributions proportionately to its Contribution Percentage after the transfer of the Transferred 8% of capital (Telvent 57%, DMS GROUP 43%):
Telvent shall make the payment in the amount of EUR 13,680,000.00 and DMS GROUP EUR 10,320,000.00 in installments (hereinafter referred to as “Installments of Additional Capital Contributions”) as shown in Appendix 2 attached hereto.
The Parties shall make sure that the Joint Company bears the costs of the currency differences, if any, arising out of the conversion from EUR into dinars of the amounts of the Additional Capital Contributions made by DMS GROUP and Telvent.

The Additional Capital Contributions will be used solely to fund the three year research and development plan — R&D Plan for the years 2011-2013 attached hereto as Appendix 1.
2.	The total basic capital of the Joint Company after the completion of the Transaction shall amount to EUR 36,245,000.00. The stakes (Contribution Percentages) and Capital Contributions of each Party to the Joint Company’s basic capital shall be as follows:
(a)	DMS GROUP will have a 43% stake of the total capital of the Joint Company, which consists of the registered and entered non-monetary capital in rights and equipment in the amount of EUR 5,265,350.00 and registered and entered monetary capital in the amount of EUR 10,320,000.00; and

(b)	Telvent will have a 57% stake of the total capital of the Joint Company, which consists of the registered and entered non-monetary capital in rights and equipment in the amount of EUR 2,844,650.00 and the registered and entered monetary capital in the amount of EUR 17,815,000.00.
The Parties agree that the minimal value of the Joint Company shall be EUR 120,000,000.00 i.e. minimally EUR 1,200,000.00 for 1% in all cases except:
(i)	If the employment of Prof. Dr. Dragan Popovic is terminated by Resignation or for Cause, in which case Article 11 of the Shareholder Agreement, as amended, shall apply;

(ii)	If Article 7.1 (b) (i) of the Shareholder Agreement applies in which case the minimal value of the Joint Company shall be 50% of the agreed value from the first paragraph above or the value determined by the Valuator in accordance with Article 11 of the Shareholder Agreement, whichever is greater;

(iii)	If Article 8 of the Shareholder Agreement as amended applies.
3.	The obligations of DMS GROUP and Telvent to make their share of the Additional Capital Contributions related to the capital increase and the obligations of Telvent to advance the Installments of the Loan to DMS GROUP are complementary and simultaneous, in terms and amounts that are prescribed by this First Amendment.

The increase of capital shall be made on the basis of 12 special amendments to the Foundation Agreement (on increase of capital) which the Parties, as the shareholders of the Joint Company, will sign and verify prior to payment of each Installment of Additional Capital Contribution, in accordance with the Appendix 2 to this First Amendment. Each amendment will increase the capital of the Joint Company by the agreed amount, and will be registered before the Business Registers Agency within 15 days from the date of signing the amendment and receiving the entire agreed amount into the account of the Joint Company.

Payment of all Installments of Additional Capital Contribution of DMS GROUP shall be conditional upon Telvent advancing the corresponding amount of Installment of the Loan to DMS GROUP pursuant to the Loan Agreement. Both Parties shall act in good faith and shall not do anything or refrain from doing anything which would cause any condition precedent to the advance of funds under the Loan Agreement to not be satisfied.
4.     The Parties agree with the following:
1) If DMS GROUP decides not to receive one or more Installments of the Loan, it shall send a written notice to Telvent at least 30 days prior to the date for the advance of the Installment (hereinafter referred to as “Notice”), but it shall pay the Installment of the Additional Capital Contribution from its own financial resources.
Upon Telvent receiving the Notice from DMS GROUP, Telvent shall not advance the Installment of the Loan set out in the Notice.
After receiving the Notice, Telvent is not obliged to pay the Installment of the Loan to DMS GROUP, but it is obliged to pay the Installment of its Additional Capital Contribution payable on the date that the advance of that installment of the Loan would have been made, and the same shall not represent breaches of Telvent`s or DMS GROUP’s obligations, and Article V point 5.13 of the JV Agreement shall not apply.
In this case, Telvent and DMS GROUP shall execute an Annex to the Loan Agreement in order to submit the Annex to National Bank of Serbia within 10 days.
2) If DMS GROUP decides not to receive the Installment of the Loan and not to pay its Installment of the Additional Capital Contribution, due to market conditions, it shall send a written notice to Telvent asking for consent of Telvent at least 30 days prior to the date for the advance of the Installment of the Loan and payment of the Installment of Additional Capital Contribution.
Upon giving the consent, Telvent shall not advance the said installment of the Loan to DMS GROUP, and neither Party shall be obliged to pay its corresponding installment of the Additional Capital Contribution payable on the date that the advance of that installment of the Loan would have been made, and the same shall not represent breaches of Telvent`s or DMS GROUP’s obligations, and Article V point 5.13 of the JV Agreement shall not apply.
In this case, Telvent and DMS GROUP shall execute an Annex to the Loan Agreement in order to submit the Annex to the Loan Agreement to National Bank of Serbia within 10 days.
3) If Telvent decides not to release an Installment of the Loan or not to pay its

Installment of the Additional Capital Contribution, due to market conditions, it shall send a written notice to DMS GROUP asking for consent of DMS GROUP at least 30 days prior to the date for the advance of the Installment of the Loan and payment of the Installment of Additional Capital Contribution.
Upon receiving the consent, Telvent shall not advance the said installment of the Loan to DMS GROUP, and neither Party shall be obliged to pay its corresponding installment of the Additional Capital Contribution payable on the date that the advance of that installment of the Loan would have been made, and the same shall not represent a breaches of Telvent`s or DMS GROUP’s obligations, and Article V point 5.13 of the JV Agreement shall not apply.
In this case, Telvent and DMS GROUP shall execute an Annex to the Loan Agreement in order to submit the Annex to the Loan Agreement to National Bank of Serbia within 10 days.
If Telvent does not get consent from DMS GROUP, Telvent shall have the obligation to advance that Installment of the Loan to DMS GROUP and to pay its Installment of the Additional Capital Contribution.
5.	In addition to the transfer of 8% of the total capital of the Joint Company to Telvent, the Parties agree on the following:
(a) Transfer of the Transferred 8% stake to Telvent shall not affect the decision making process in the Joint Company and shall be in accordance with Article 4 of the Shareholders Agreement as amended by the First Amendment to the Shareholders Agreement.
The Board of the Company shall consist of four (4) Members of the Board, two of whom shall be nominees of DMS GROUP Shareholder and two of whom shall be nominees of Telvent Shareholder. The Board will have a Chairman and a Vice-Chairman. Except as otherwise stated in the JV Agreement, this First Amendment, the Shareholder Agreement and the First Amendment to the Shareholder Agreement, DMS GROUP shall appoint the Chairman and Telvent shall appoint the Vice-Chairman of the Board. The Chairman and the Vice-Chairman cannot be from the same Shareholder of the Company. In the event that the office of any Member of the Board becomes vacant for any reason, the Party who appointed such Member of the Board shall appoint a replacement. Any Party may at any time require that a Member of the Board appointed by that Party vacates his/her office, and nominate a replacement. Any Party replacing or appointing a Member of the Board shall notify without delay the other Party in written form on such replacement or appointment but without being obligated to obtain a prior consent from the other Party to perform such action.
Except for the cases described in clause 5(n) 1), Prof. Dr. Dragan Popovic shall remain the Chairman of the Board and will have the Casting Vote in accordance with the First Amendment to the Shareholders Agreement.

Except for Prof. Dr. Dragan Popovic, the Chairman shall be elected by majority voting of the Board. In case of a tie vote, the election will be determined by a Casting Vote. Upon election of the Chairman, the Chairman automatically obtains the Casting Vote. For replacement of the Chairman, a resolution of the Board has to be adopted by at least 3 of the 4 Members of the Board.
The Vice-Chairman of the Board is elected in the same manner, but he must be one of the nominees of other Shareholder.
(b) Except for the cases described in clause 5(n) 1), as long as Prof. Dr. Dragan Popovic is employed with the Joint Company as the Executive Director/CEO (or senior executive position) he will be the Chairman of the Board of the Joint Company and will have the Casting Vote.
(c) In case the employment of Prof. Dr. Dragan Popovic is terminated due to Resignation or Cause, Telvent as the majority owner will choose the new Chairman of the Board.
(d) Except for the cases described in clause 5(n) 1), in case Prof. Dr. Dragan Popovic is planning to resign from the position of the Executive Director/CEO (or other senior executive position) of the Joint Company due to the illness or injury or because of resignation for Good Reason, he will be entitled to appoint a replacement to the position of the Executive Director/CEO (hereinafter referred to as the “CEO Replacement”), and the appointment of such a person to that position will be confirmed by the declarative resolution of the Board reached at the session where Prof. Dr. Dragan Popovic as the Chairman will have the Casting Vote.
(e) Except for the cases described in clause 5(n) 1), Prof. Dr Dragan Popovic is entitled to name a person, in a sealed envelope with his own notarized signature, to be his replacement to the position of the Executive Director/CEO (hereinafter referred to as the “CEO Replacement”) in the event of his death or permanent incapacity.
In case of death or permanent incapacity occurred during his employment relationship or conducting business for the Joint Company or Telvent, the appointment of such a person to the position of the Executive Director/CEO will be only confirmed by the declarative resolution of the Board reached at the session on which this envelope will be opened and where a temporary representative of DMS GROUP shall be present and shall have the Casting Vote with respect to the declarative resolution stated above.
(f) Except for the cases described in clause 5(n) 1), in case that, after 5 years as of the Closing, Prof. Dr. Dragan Popovic intends to resign from the position of the Executive Director/CEO (or other senior executive position) in the Joint Company, he will be entitled to appoint the replacement to the position of the Executive

Director/CEO (hereinafter referred to as the “CEO Replacement”), and appointment of such a person to that position will be confirmed by a resolution of the Board reached at the session where Prof. Dr. Dragan Popovic as the Chairman will have the Casting Vote.
(g) The CEO Replacement should have at least the following minimum qualifications:
•	5 years experience as a first level executive of the company;

•	MBA or master degree;

•	English spoken.
(h) The CEO Replacement shall be the new Chairman of the Board and shall have a Casting Vote as long as the Joint Company achieves the budgets and cash flow targets established by the Board. If the CEO Replacement does not achieve the budgets and cash flow targets established by the Board on his quarterly reports to the Board, then DMS GROUP’s right to Casting Vote as defined in Article 4 point 4.2 of the Shareholders Agreement shall be temporarily suspended in accordance with the procedure prescribed by article 5, point 5.13 (d) of the JV Agreement as amended, until the CEO Replacement remedies the abovementioned breaches.
(i) After the CEO Replacement has been selected, he shall automatically take over the right to the Casting Vote.
(j) Prof. Dr. Dragan Popovic shall still remain the Chairman of the Board of the Joint Company with the authorization to reach the decisions regarding the daily business in the Joint Company in accordance with the Shareholders Agreement, including, but not limited to Article 4 points 4.9, 4.25 and 4.26.
For the purpose of avoidance of the doubt, Telvent agrees that, in accordance with the income and expenses and annual budget, Prof. Dr. Dragan Popovic has the following authorizations in the Joint Company:
1) For a period of 2 years after the Closing, simultaneously engage not more than 4 smaller companies at the same time, and not more than 40 people per year in total on a temporary basis only from those companies, as subcontractors. Smaller companies mean companies with an annual turnover of up to EUR 20 million.
After 2 years from the Closing, Prof. Dr. Dragan Popovic will be authorized to simultaneously engage not more than 3 smaller companies at the same time, and not more than 20 people per year from each of those companies on a temporary basis only, as subcontractors.
The Joint Company will have to provide evidence that the required resources are not available in the Joint Company or another Telvent company and will provide satisfactory evidence of the work executed by the Subcontractor. The Joint Company shall also require each subcontractor to sign an agreement in which the subcontractor agrees to maintain the confidentiality of all confidential information of the Joint Company, and agrees that all work products and developments made, developed or created by the subcontractor and its employees and subcontractors for the Joint Company are the sole and exclusive property of the Joint Company. For engaging companies which are not in accordance with the aforementioned, a written consent from Telvent Management shall be required;
This will not include persons that are engaged directly from the faculty and institutes in the Republic of Serbia or indirectly through agencies, and there will be no restrictictions for their engagement.
2) Engage experts and consultants from Smart Grid field;
3) Reach decisions on contracts for renting business premises, purchasing equipment, etc. provided that the amount of the rent is in accordance with the then current market rents.
(k) Prof. Dr. Dragan Popovic will also be a Vice President of Telvent Energy — Executive Vice President for Smart Grid IT with the job description, authority and responsibilities as described in Appendix no 3 which forms a part of this First Amendment. This will be confirmed in an employment agreement between Prof. Dr Dragan Popovic and the Telvent company, including the Joint Company, which will be the employer.
For performing the duties of the Executive Vice President for Smart Grod IT, Prof. Dr. Dragan Popovic shall have a gross remuneration in the amount of U.S. $150,000.00 per year, if he continues to reside in Serbia and receives this remuneration in Serbia.
If Telvent requests that Prof. Dr. Dragan Popovic reside or become a permanent resident of the USA or of some other country outside of Serbia, there will be a new arrangement for his salary.
(l) The Parties agree that for the replacement of Prof. Dr. Dragan Popovic from the position of the Chairman of the Board of Directors in the Joint Company, as well as for the termination of the Employment Agreement of Prof. Dr. Dragan Popovic employed as the Executive Director/CEO (or other senior executive position) the Resolution of the Board is needed and that Resolution has to be adopted by at least 3 of the 4 Members of the Board. It shall be a necessary precondition to any termination for Cause of Prof. Dr. Dragan Popovic’s appointment as the Chairman of the Board and as the Executive Director/CEO of the Joint Company, that the Board of Directors of the Joint Company pass a resolution confirming that Cause exists and approving the termination. This resolution must be approved by at least 3 of the 4 Members of the Board of the Joint Company. If the Board does not pass a resolution approved by at least 3 of the 4 Members of the Board confirming that Cause exists and approving the termination, Prof. Dr. Dragan Popovic shall continue as the Chairman of the Board and the Executive Director/CEO.
     (m) Resignation for Good Reason.
1) In the event that there is an arbitration award or final court judgment confirming that there were breaches defined as Good Reason, Prof. Dragan Popovich is entitled to resign for Good Reason by giving a 15 days written notice of termination of his employment with the Joint Company as the Chairman of the Board and Executive Director/CEO or as the Executive Vice President for Smart Grid IT, or both, depending on which rights of Prof. Dr Dragan Popovic were breached (which includes also a termination of his employment agreement as the Executive Director/CEO or his Management Agreement for the position of the Executive Vice President for Smart Grid IT or both, as the case may be ) and the following shall apply:
1.1)	Prof. Dragan Popovich shall be entitled to receive a severance payment in the amount of U.S. $300,000.00 in full settlement of all claims by Prof. Dr. Dragan Popovic against the Joint Company and Telvent, under both the Employment Agreement with the Joint Company and/or the Management Agreement with Telvent.

1.2)	The Mortgage Agreement will not be released from the escrow established by the Mortgage Escrow Agreement and the Mortgage Agreement shall not be enforceable.

1.3)	In the event that either party becomes entitled to purchase the remaining stake of the other party in the Joint Company under the provisions of Article 9 of the Shareholders Agreement as amended by the First Amendment to the Shareholders Agreement:

a)	the price for a party’s remaining stake shall be a minimum price of EUR 1,200,000.00 for a 1% stake of the Joint Company as the basis for calculation for the purposes of the said Article 9; and

b)	the provisions of point 9.10 (b) of the First Amendment to the Shareholder Agreement regarding escrow of 50% of the amount payable to DMS GROUP shall not apply and in the event that the funds were paid into escrow, those funds shall be immediately paid to DMS GROUP by the Escrow Agent.

1.4)	Prof. Dr. Dragan Popovich will not be bound by the Non-competition covenants in the Employment Agreement with the Joint Company and/or Management Agreement with Telvent only in the event that prof. Dr. Dragan Popovic resigns from both positions, i.e. from the position of the Executive

Director/CEO and the Chairman of the Board and the positon of the Executive Vice President for Smart Grid IT.
2) In the event that the arbitration award or final court judgment dismisses the claim that there was a breach which constitutes Good Reason Prof. Dr. Dragan Popovic will continue to work in the same working position in Telvent and in the Joint Company without any consequence.
3) Prof. Dr. Dragan Popovic is entitled to resign from his employment with Telvent and/or with the Joint Company, in any case after the 5 years from the Closing, without Good Reason, and the aforementioned provision from the clause (m) 1.3) a) and b) shall apply.
4) Except of the aforementioned, Prof. Dr. Dragan Popovic is entitled to resign from his position of Executive Vice President for Smart Grid IT with Telvent at any time, if both Parties agree that the goals of establishing the North American effective sales network and the North American project delivery network are achieved, and it will not, in any way, affect his rights and responsibilities as the Chairman of the Board and the Executive Director/CEO of the Joint Company, nor will it have any negative consequences for DMS GROUP.
(n) Non-Transferability of Certain Rights of DMS Group
1) Notwithstanding anything else in this Agreement, in the event that DMS Group sells or transfers its stake in the Joint Company to a third party in whole or in part (other than to a Permitted Transferee as defined in the Shareholders Agreement) or in case of change in the ownership structure of DMS GROUP after which Prof. Dr. Dragan Popovic and/or Mr. Laslo Tipura or their heirs do not continue to Control DMS GROUP. (“Control” means the ownership, directly or indirectly, of at least 51% of the voting rights of DMS GROUP) the following provisions of this Agreement are non-transferable and will not apply in favor of the third party:
(i)	the right of DMS GROUP to appoint the Chairman of the Board; and

(ii)	the right of DMS GROUP and Prof. Dr. Dragan Popovic to nominate a replacement Executive Director/CEO and Chairman of the Board;
and in this case the Chairman of the Board shall be elected by the Shareholder(s) holding a majority of the Stakes in the Joint Company.
2) In the event that Telvent sells or transfers its stake in the Joint Company in whole or in part to a third party, the right of DMS Group to appoint the Chairman of the Board and the right of DMS Group and Prof. Dr. Dragan Popovich to nominate a replacement Chairman of the Board and the Executive Director/CEO will continue to apply in accordance with the JV Agreement as amended and the Shareholder Agreement as amended.
6. Buy Back Right on Acquisition by Third Party of 89% or more of the Shares of Telvent GIT, S.A.

(a)	In the event that 89% or more of the shares of Telvent GIT S.A. are acquired by one entity other than Abengoa S.A. or an entity controlled by Abengoa S.A. within a period of five years from the Closing, Telvent agrees that DMS GROUP shall have the option to buy back the 8% of the total capital, at the purchase price of EUR 9,600,000.00, which is equivalent to the Fixed Component of the Purchase Price paid to DMS GROUP by Telvent under the STA (hereinafter referred to as “Buy Back Payment”) plus taxes and all costs related to the exercise of the Buy Back Right by DMS GROUP. The Buy Back Payment shall be increased annually according to the 30- day Euribor rate of interest of the European Central Bank;

(b)	If DMS GROUP decides to exercise its Right to Buy Back the 8% of the total capital of the Joint Company, DMS GROUP shall deliver a notice in writing to Telvent inviting Telvent to execute a stake transfer agreement and an amendment to the Foundation Agreement (hereinafter referred to as the “Buy Back Notice”). Together with the Buy Back Notice, DMS GROUP will deliver the forms of the stake transfer agreement and the amendment to the Foundation Agreement. Telvent is obliged to inform DMS GROUP in writing on the date of executing the stake transfer agreement and the amendment to the Foundation Agreement and certify the same within 30 days at the latest from the day of receiving the Buy Back Notice in order to enable DMS GROUP to implement the changes with respect to the stake before the Business Register Agency.

(c)	The payment term for this buy-back payment shall be 5 years at an annual interest rate of 5%. DMS GROUP shall have a grace period of 1 year and thereafter will pay the purchase price in 16 quarterly payments starting after the grace period. The grace period shall commence on the day of execution of the stake transfer agreement and amendment to the Foundation Agreement. In case Telvent fails to execute these documents, grace period starts from the date of entry of buy-back into the Book of stakes (51% DMS GROUP). DMS GROUP shall pay the interest calculated during the Grace Period on the last business day of the Grace Period.

(d)	If Telvent fails to execute either the stake transfer agreement for the 8% of the total capital of the Joint Company and/or the amendment to the Foundation Agreement within 30 days from receiving the Buy Back Notice, the Joint Company is authorized to enter the transfer of this 8% of the total capital of the Joint Company in the Book of stakes in favor of DMS GROUP, on the first day of expiry of the set term of 30 days, and the provisions of Article 4 points 4.4, second paragraph and 4.26 of the Shareholders Agreement shall be suspended until Telvent has executed both the stake transfer agreement and the amendment to the Foundation Agreement.

The Parties agree that for 30 days following the suspension of Article 4 points 4.4 second paragraph and 4.26, the Board and the Joint Company shall not reach any decisions nor take any actions on the basis of the suspension.

After 30 days following the suspension of Article 4 point 4.4 second paragraph and 4.26, but for no more than 90 days following the suspension of Article 4 points 4.4 second paragraph and 4.26, the Board and the Joint Company may reach decisions and/or take actions only under Article 4 point 4.26 (e) and (f) without prior written consent of all Shareholders of the Joint Company until Telvent has executed both the stake transfer agreement and the amendment to the Foundation Agreement.

After 90 days following the suspension, the Board and Joint Company may reach decisions and/or take any actions under Article 4 points 4.4 second paragraph and 4.26 on the basis of the suspension until Telvent executes the stake transfer agreement and the amendment to Foundation Agreement.

(e)	If DMS GROUP fails to pay to Telvent the amounts due under the buy-back right for 8% of the total capital and such failure continues for 30 days, Telvent shall send to DMS GROUP a written notice of breach and if such breach continues in the following 30 days after receipt of such Notice then DMS GROUP’s right to Casting Vote as defined in Article 4 point 4.2 of the Shareholders Agreement shall be suspended until DMS GROUP remedies the breach.

The Parties agree that for 60 days following the suspension of Article 4 point 4.2, the Board shall not reach any decisions on the basis of the suspension. After 60 days following the suspension of Article 4 point 4.2, the Board may reach all decisions on the basis of the suspension until DMS GROUP remedies the breach.

(f)	Telvent and DMS GROUP by mutual consent agree that DMS GROUP has the right to buy back and suspend Article 4 points 4.4 second paragraph and 4.26 of the Shareholders Agreement in all cases set out in Articles 6 and 9 and in point 18.2. of this First Amendment.

(g)	In the event either party sells its stake in the Joint Company (other than to a Permitted Transferee as defined in the Shareholders Agreement) the above Article 6 points (a), (b), (c), (d) and (e) are non-transferable and will not apply in favor of the third party.
All other articles of this First Amendment shall remain in force.
7.	Telvent will lend the sum of EUR 10,320,000.00 to DMS GROUP in accordance with the terms and conditions of the Loan Agreement in order to finance the payment by DMS GROUP of DMS GROUP’s 43% share of the Additional Capital Contributions after the transfer of the 8% of capital and payment of the Fixed Component of the Purchase Price for the Transferred 8% to DMS GROUP.
The Loan will be extended to DMS GROUP in 3 facilities, each in the amount of EUR 3,440,000.00.

Each of the facilities shall be advanced as shown in Appendix 1 of the Loan Agreement (hereinafter referred to as “Installment of the Loan”) ;
8.	DMS GROUP’s obligations to pay the amounts payable under the Loan Agreement will be secured by following:
(a)	A pledge agreement to be signed by the Parties on the Signature Date (hereinafter referred to as the: “Pledge Agreement”) under which DMS GROUP will establish a pledge to Telvent over a part of its stake in the Joint Company equal to 15% of the total capital of the Joint Company for the purpose of securing the amounts payable under the Loan Agreement and up to the the maximum amount of the Secured Obligations of EUR 18,000,000.00.

The Pledge shall not be enforceable if Telvent:
(i)	fails to pay any due and undisputed amount of the Variable Component of the Purchase Price, which, including interest, exceeds the aggregate amount of EUR 140,000.00

(ii)	breaches its obligation to vote to adopt the Resolution of the Shareholders to pay out the minimal amount of dividends in accordance with Article 13, point 13.16 of the JV Agreement as amended.
(b)	A mortgage agreement to be signed by the Parties (hereinafter referred to as the “Mortgage Agreement”) and be deposited in accordance with the Escrow Mortgage Agreement, under which DMS GROUP will grant a mortgage to Telvent on the building in Novi Sad in DMS GROUP’s possession (basement + ground floor + gallery + I, II, III and IV floor) in Narodnog Fronta Street 25A, 25B, 25C, 25D, built on the parcel no. 3928/41 C.M. Novi Sad II, on behalf of Telvent, for the purpose of securing the amounts payable under the Loan Agreement.
The Mortgage Agreement shall be signed by the Parties and certified before the court within 90 days from the day of inscription of the DMS GROUP’s ownership right over the Real Property before the Unified Cadastre Registry.
The Mortgage shall be enforceable only in the case that the following 4 listed conditions are met and fullfiled cumulatively:
1)	Telvent is not in breach of its obligations to pay any due and undisputed amount of Variable Component of the Purchase Price in accordance with the STA of which breach Telvent has been notified in writing,

2)	Telvent is not in breach of its obligation to vote to adopt the Resolution of the Shareholders to pay out the minimal amount of dividends in accordance with Article 13, point 13.16 of the JV Agreement as amended,

3)	the employment of Prof. Dr. Dragan Popovic in the Joint Company is terminated by reason of Resignation or termination for Cause before the repayment of the Loan in full,

4)	the money from the escrow account (if any) and the part of DMS GROUP’s stake which is pledged to Telvent under the Pledge Agreement is not enough to pay out the amount owing under the Loan Agreement.

9.	Buy Back Right
(a)	If Telvent fails to pay any Installment of its Additional Capital Contributions under this First Amendment or fails to release any Installment of the Loan of any of the Facilities in accordance with the Loan Agreement, and if such failure to pay continues for a period of 30 days, then DMS GROUP may give a Notice in writing to Telvent (hereinafter referred to as “Notice of Breach”) If the failure continues for a further 30 days after receipt of such Notice, DMS GROUP shall be entitled to buy back the 8% of the total capital of the Joint Company at the purchase price of EUR 9,600,000.00, which is equivalent to the Fixed Component of the Purchase Price paid to DMS GROUP by Telvent under the STA.

(b)	If DMS GROUP decides to exercise the option to buy back the 8% of the total capital of the Joint Company, DMS GROUP shall deliver a notice in writing to Telvent inviting Telvent to execute a stake transfer agreement and an amendment to the Foundation Agreement (hereinafter referred to as the: “Buy Back Notice”). Together with the Buy Back Notice, DMS GROUP will deliver the forms of the stake transfer agreement and the amendment to the Foundation Agreement.

(c)	Telvent shall be obliged to execute the stake transfer agreement and the amendment to the Foundation Agreement required for registration of 8% of total capital of the Joint Company before the Business Register Agency within 8 days from receiving the Buy Back Notice.

The payment term for this Buy Back Payment shall be 5 years at annual interest rate of 5%. DMS GROUP shall have a grace period of 1 year and thereafter will pay the Buy Back Payment in 16 quarterly installments starting from the end of grace period. The grace period shall commence on the day of execution of the stake transfer agreement and amendment to the Foundation Agreement. In case Telvent fails to execute these documents, grace period starts from the date of entry of buy-back into the Book of stakes (51% DMS GROUP). DMS GROUP shall pay the interest calculated during the Grace Period on the last business day of the Grace Period.

(d)	If Telvent fails to execute the stake transfer agreement for the 8% of the total capital in the Joint Company and/or the amendment to the Foundation Agreement thereto within 8 days from receiving the Buy Back Notice, the Joint Company is authorized to enter the transfer of the 8% of the total capital in the Book of stakes in favor of DMS GROUP (51% DMS GROUP) and:
(i)	the annual interest rate under the Loan Agreement shall decrease to 7% per annum, starting from the expiry of 10 days from the date that the advance of the Installment of the Loan should have been made and/or the date that the Installment of Additional Capital Contribution should have been paid; and

(ii)	the provisions of article 4 points 4.4 second paragraph and 4.26 of the Shareholders Agreement shall be suspended;
until Telvent has executed both the stake transfer agreement and the amendment to the Foundation Agreement.

(e)	In case DMS GROUP has exercised its Buy Back Right on the basis of any ground, and Telvent breaches its obligations from this First Amendment regarding the obligations to pay the Installments of Additional Capital Contribution, and/or Installment of the Loan, and its obligation to execute a stake transfer agreeement of 8% of the total capital and an amendment to the Foundation Agreement upon the buy-back, then until Telvent remedies all the breaches, the annual interest rate under the Loan Agreement shall decrease to 7% per annum, starting from the expiry of 10 days from the date that the advance of the Installment of the Loan should have been made and/or the date that the Installment of Additional Capital Contribution should have been paid and the provisions of Article 4 points 4.4 second paragraph and 4.26 of the Shareholders Agreement shall be suspended starting from the expiry of 30 days from the date of receiving the Notice of Breach up to the date when Telvent remedies the breaches.

The Parties agree that for 30 days following the suspension of Article 4 points 4.4 second paragraph and 4.26, the Board and the Joint Company shall not reach any decisions nor take any actions on the basis of the suspension.

After 30 days following the suspension of Article 4 points 4.4 second paragraph and 4.26, but for no more than 90 days following the suspension of Article 4 points 4.4 second paragraph and 4.26, the Board and the Joint Company may reach decisions and/or take actions only under Article 4 point 4.26 (e) and (f) without prior written consent of all Shareholders of the Joint Company until Telvent remedies the breaches.

After 90 days following the suspension, the Board and the Joint Company may reach any decisions and/or take any actions under Article 4 points 4.4 second paragraph and 4.26 on the basis of the suspension until Telvent executes the stake transfer agreement and the amendment to Foundation Agreement or until Telvent remedies the breaches.

(f)	If DMS GROUP fails to pay to Telvent the amounts due under the buy-back of 8% of the total capital and such failure continues for 30 days Telvent shall deliver a written Notice of breach to DMS GROUP, and if the failure to pay continues for a further 30 days after receipt of such Notice then DMS GROUP’s right of Casting Vote as defined in Article 4 point 4.2 of the Shareholders Agreement shall be suspended until DMS GROUP remedies the breaches.

The Parties agree that for 60 days following the suspension of Article 4 point 4.2, the Board shall not reach any decisions on the basis of the suspension. After 60 days following the suspension of Article 4 point 4.2, the Board may reach all decisions on the basis of the suspension until DMS GROUP remedies the breach.
10.	The Parties will sign the Second Amendment to the Foundation Agreement of the Joint Company (hereinafter referred to as the: “Second Amendment to the Foundation Agreement”) on the Signature Date which shall be filed immediately after the Closing with the Serbian Business Registration Agency (Registar privrednih subjekata) to change the stakes of the parties to:
Telvent 57%

DMS GROUP 43%
11.	The parties will sign the First Amendment to the Shareholders Agreement on the Signature Date (hereinafter referred to as the “First Amendment to the Shareholders Agreement”) to make certain changes related to the position of Chairman, decision making authority and other matters according to this First Amendment and other Transaction Documents;

12.	Closing

1)	This First Amendment shall become effective only upon the execution and delivery of all the Transaction Documents by the Parties, and payment of the Fixed Purchase Price in accordance with the STA.

2)	Signing of all of the Closing Documents shall take place at the offices of the Joint Company on the Closing Date or at such other place, time and date as the parties shall mutually agree.

3)	The completion of the Closing will be the subject to the following conditions, which may be revised by mutual agreement:
(a)	delivery by DMS GROUP to Telvent of a certificate confirming that all representations and warranties are accurate and true on the Closing Date.

(b)	delivery by Telvent to DMS GROUP of a certificate confirming that all representations and warranties of Telvent are accurate and true on the Closing Date.

(c)	each of the Parties shall have signed each of the Transaction Documents on the Signature Date.

(d)	Delivery by DMS GROUP to Telvent of certified copies of resolutions of the Assembly of DMS GROUP, in original, approving and authorizing the execution of each of the Transaction Documents on the Signature Date.

(e)	Delivery by Telvent to DMS GROUP of certified copies of resolutions of the board of directors of Telvent, in original, certified by a notary, approving and authorizing the execution of each of the Transaction Documents and the authority of persons certified by a notary for execution of each of the Transaction Documents on the Signature Date.

(f)	Payment of the Fixed Component of the Purchase Price in accordance with the STA.
13.	The Closing shall not occur until the funds for the Fixed Componenet of the Purchase Price of 8% of the total capital in the Joint Company of EUR 9,600,000.00, have arrived from Telvent in DMS GROUP’s bank account.

14.	Immediately after the Closing, and not later than 15 days after entering into force of the Second Amendment to the Foundation Agreement, the Parties shall:
(a)	submit the Amendment to the Foundation Agreement and other necessary documents to the Business Registers Agency for the purpose of registration of the transfer of the 8%. If the Agency or any other competent authority in Serbia indicates that changes should be made to the Amendments to the Foundation Agreement or this Agreement, such changes shall not be binding on the Parties unless and until agreed upon by the Parties in writing.
(b)	submit any necessary application for registration of the Pledge Agreement.
15.	Immediately after the Signature Date, and not later than 10 days after signing of the Second Amendment to the Foundation Agreement, the Parties shall submit the Loan Agreement to the NBS for registration.

16.	Termination

16.1.	In case termination of the Stake Transfer Agreement occurs as a result of failure to pay the amount of the Fixed Component of the Purchase Price in full within 15 days from the Closing Date:

•	DMS GROUP shall have the right to unilaterally terminate this First Amendment and all the Transaction documents, by written notice delivered to Telvent,

•	Telvent shall indemnify DMS GROUP against the actual direct damage suffered by it arising from or in connection with the termination of the STA on the basis of this Article,

•	No Party will be liable to the other Party for lost profits, lost business, indirect losses and indirect damages regardless of the form of claim.

If the termination of the STA occurs as a result of failure to pay the amount of the Fixed

Component of the Purchase Price in full within 15 days from the Closing Date. Telvent shall be obliged to execute and certify with DMS GROUP the termination of the STA and the amendment to the Foundation Agreement accordingly, within the following 15 days.
16.2	If Telvent fails to execute the termination of STA and the amendment to Foundation Agreement within 30 days from the Closing Date, the provisions of Article 4 points 4.4 second paragraph and 4.26 of the Shareholders Agreement shall be suspended until Telvent has executed both the termination Agreement of the STA and amendment to the Foundation Agreement in accordance with that.

16.3	In case of termination of the STA and the amendment to the Foundation Agreement in accordance with that, the Loan Agreement and all other Transaction Documents shall also be terminated and put out of force, as well as documents provided for the execution stated under point “Transaction Documents” in this First Amendment and all obligations of the Parties related to additional investment, and exclusively the provisions of this First Amendment which regulate the consequences in case that the Closing does not occur due to nonpayment of the Fixed Component of the Purchase Price for the transfer in the amount of EUR 9,600,000.00 in full, shall apply.

16.4	Telvent shall have the right for unilateral termination of the STA and all the Transaction documents before or at the Closing, by written notice delivered to DMS GROUP, in case that:

1) DMS GROUP breaches any of its obligations at the Closing Date from the STA, or

2) Any of DMS GROUP’s representations and warranties from this Agreement is untrue, misleading or inaccurate in any material respect at the Closing Date.

16.5	The STA may be terminated by Telvent upon the Closing if Telvent’s title over the Stake cannot be registered due to the reasons which were known to DMS GROUP on the Signature Date but were not disclosed to Telvent.

16.6	DMS GROUP shall indemnify Telvent against the actual direct damage suffered by it arising from or in connection with the termination of the STA, that occured as a consequence of reasons stated in points 16.4 and 16.5 of this Article.

If the termination of the STA occurs, DMS GROUP shall be obliged to execute and certify with Telvent the termination of STA and the amendment to the Foundation Agreement in accordance with that, and all the Transaction documents.

If DMS GROUP fails to execute the termination of STA and the amendment to Foundation Agreement within 30 days from the Closing Date the provisions of Article 4 point 4.2 of the Shareholders Agreement shall be suspended until DMS GROUP has executed both the termination Agreement of the STA and amendment to the Foundation Agreement in accordance with that.

No Party will be liable to the other Party for lost profits, lost business, indirect losses and indirect damages regardless of the form of claim.
16.7. Final Date for the Closing
The Parties shall use their best efforts to ensure that all Closing conditions are satisfied and any breaches of Representations and Waranties are corrected.
In the event the Closing does not occur within 15 days from the Closing Date due to the failure of a Party to fullfill a Closing condition or remedy a breach of its Representations and Warranties, the other Party shall be entitled to unilateraly terminate this Agreement.
17. Telvent’s On-Site Representative
The Parties agree that Telvent is entitled to appoint a Telvent employee to act as Telvent’s onsite representative (the “On-Site Representative”) who will assist the Joint Company with its day-to-day operations and shall have access to the same reports and information as provided to the Vice-Chairman. The On-Site Representative may also act as the Vice Chairman’s authorized representative as directed by the Vice Chairman. The On-Site Representative’s duties will include, but shall not be limited to:
1.	The On-Site Representative shall assist the Chairman with the preparation of the yearly budget and the updating of the R&D Plan. The budget will include both the technological developments and investments, and the financial and economical considerations (cash/flow, working capital, financing etc.) for the whole year.

2.	The On-Site Representative shall have the right to be informed and will monitor any proposal, contract or order of the Joint Company exceeding EUR 1,000,000.00. The On-Site Representative shall not have the right to approve any proposal, contract or order of the Joint Company.

3.	The On-Site Representative shall be informed of status of projects and R&D activities to monitor the progress in carrying out the R&D Plan.

4.	The monthly report and Committee preparation will be prepared and reported by the On-Site Representative.

5.	The Joint Company’s Administration and Financial Departments shall report to the On-Site Representative as the representative of the Vice Chairman.

6.	The Chairman may assign some duties appropriate to his position to the On-Site Representative to help him in the operation of the Joint Company.

The On-Site Representative will not be considered an employee, agent or contractor of the Joint Company.

DMS GROUP may require Telvent to replace Telvent’s On-Site Representative immediately for any of the following reasons: (i) fraud, drug abuse, theft, or illegal activities; or (ii) misconduct, inappropriate behaviour or negligence that results in material interference with the day-to-day operations of the Joint Company.

In the event that DMS GROUP wishes to replace the On-Site Representative for reasons other than those listed above, DMS GROUP may make a written reasoned request to Telvent. Telvent will review such requests on a case-by-case basis. If Chairman of the Joint Company determines in good faith that the On-Site Representative’s conduct, behavior or performance is unsatisfactory, he may give notice to Telvent requesting the replacement of the On-Site Representative with detailed reasons for the request. Upon receipt of such notice, Telvent will have 5 Business Days in which to investigate the matters stated in such notice, discuss its findings with the Chairman and try to reach agreement to resolve any such problems regarding the On-Site Representative. If no agreement is reached, the issue shall be considered by the Joint Company’s Board of Directors, who shall meet to discuss the request. If a simple majority of the Board decides that there are reasonable grounds to remove the On-Site Representative, Telvent will replace the On-Site Representative with another person. In case Telvent’s On-Site Representative is also the Vice Chairman of the Board, then a vote of 3 out of 4 Board Members will be required.

18.	The Parties agree that the JV Agreement is amended as follows:

18.1	Article V point 5.3 of the JV Agreement is changed completely to read as follows:

5.3.	The Joint Company will not acquire or assume any of the existing contracts of the DMS GROUP. Existing contracts of the DMS GROUP for open DMS projects (including EPS II phase, EVN Macedonia, ENEL — Pilot project Milano, ENEL — DMS installation in 29 control centers, DMS for EDF I Phase) will remain with DMS GROUP who will complete those contracts for and on behalf of its own account within 12 months from the Closing under this First Amendment (hereinafter referred to as the “Cut-off Date”) and shall be entitled to collect and retain the payments from those projects to a maxumim of EUR 1,100,000.00 Net Project Revenues. Net Project Revenues means payments received minus project execution costs (costs of engineer hours, daily allowances, hotel accommodation and travel expenses). Net Project Revenues received by DMS GROUP in excess of EUR 1,100,000.00, shall be paid to the Joint Company. The Joint Company will not share in either the costs or the revenues from those contracts until the Cut-off Date. Any extensions of those contracts and all new agreements for Smart Grid IT Solution Suite will be signed exclusively by the Joint Company.

DMS GROUP will not sign any new agreement for sales of the Smart Grid IT Solution Suite, unless clients, under agreements with DMS GROUP for the projects mentioned above signed prior to the Effective Date of Joint Company do not wish to terminate those agreements with DMS GROUP and enter into a new agreement with the Joint Company because of the change of contract parties, for the purposes of continual business relationship with DMS GROUP, procedure or some other reason DMS GROUP cannot affect.

In such case, Telvent agrees for DMS GROUP not to terminate those agreements, i.e. Telvent agrees to extend the abovementioned agreements or to conclude new agreements, but only with clients with respect to the projects mentioned above. In such cases, DMS GROUP shall engage Joint Company as a subcontractor for services and software that shall be delivered under those contracts.

The execution of these projects will require very limited resources from the Joint Company.

18.2	Article V point 5.13 of the JV Agreement is amended in full, to read as follows:
5.13	If a Party fails to make its Additional Capital Contribution within the time frames as stipulated under this Agreement, except under the conditions of Force Majeure (hereinafter in this Article referred to as a: “Breaching Party”):
(a)	The Breaching Party shall pay to the Joint Company interest for the amount or value overdue which is calculated on a daily basis from and including the date such contribution was due until and including the date the contribution is made in full at the interest rate of EURIBOR plus 1%. Such interest shall be payable monthly in arrears and shall be used by the Joint Company for appropriate business purposes,

(b)	The Breaching Party shall indemnify the Joint Company for any penalties or costs incurred by the Joint Company as a result of such failure to pay the Capital Contribution,

(c)	If Telvent fails to pay any Installment of its Additional Capital Contributions under this First Amendment or fails to release any Installment of the Loan of any of the Facilities in accordance with the Loan Agreement, and if such failure to pay continues for a period of 30 days, then DMS GROUP may give a Notice in writing to Telvent (hereinafter referred to as: “Notice of Breach”). If the failure to pay continues for a further 30 days after receipt of such Notice, DMS GROUP shall be entitled to buy back the 8% of the total capital of the Joint Company at the purchase price of EUR 9,600,000.00, which is equivalent to the Fixed Purchase Price paid to DMS GROUP by Telvent under the STA (hereinafter referred to as: “the Buy Back Payment”).

If DMS GROUP decides to exercise the option to buy back the 8% of the total capital of the Joint Company, DMS GROUP shall deliver a notice in writing to Telvent inviting Telvent to execute the stake transfer agreement and amendment to the

Foundation Agreement (hereinafter referred to as the: “Buy Back Notice”). Together with the Buy Back Notice, DMS GROUP will deliver the forms of the stake transfer agreement and the amendment to the Foundation Agreement.

Telvent shall be obliged to execute the stake transfer agreement and amendment to the Foundation Agreement required for registration of 8% of total capital of the Joint Company before the Business Register Agency within 8 days from receiving the Buy Back Notice.

The payment term for this buy-back shall be for 5 years at annual interest rate of 5%. DMS GROUP shall have a grace period of 1 year and thereafter will pay the Buy Back Payment in 16 quarterly installments starting from the end of grace period. The grace period shall commence on the day of execution of the stake transfer agreement and amendment to the Foundation Agreement. In case Telvent fails to execute these documents, grace period starts from the date of entry of buy-back into the Book of stakes (51% DMS GROUP). DMS GROUP shall pay the interest calculated during the Grace Period on the last business day of the Grace Period.

If Telvent fails to execute the stake transfer agreement for the 8% of the total capital in the Joint Company and/or the amendment to the Foundation Agreement thereto within 8 days from receiving the Buy Back Notice, the Joint Company is authorized to enter into the transfer of the 8% of the total capital in the Book of stakes in favor of DMS GROUP (51% DMS GROUP) and:
(i)	the annual interest rate under the Loan Agreement shall decrease to 7% per annum, starting from the expiry of 10 days from the date that the advance of the Installment of the Loan should have been made and/or the date that the Installment of Additional Capital Contribution should have been paid; and

(ii)	the provisions of Article 4 points 4.4 second paragraph and 4.26 of the Shareholders Agreement shall be suspended;
until Telvent has executed both the stake transfer agreement and the amendment to the Foundation Agreement.

In case DMS GROUP has exercised its Buy Back Right on the basis of any ground, and Telvent breaches its obligations from this First Amendment regarding the obligations to pay the Installments of Additional Capital Contribution, and/or Installments of the Loan, and its obligation to execute a stake transfer agreeement of 8% of the total capital and an amendment to the Foundation Agreement upon the buy-back, then until Telvent remedies all the breaches, the annual interest rate under the Loan Agreement shall decrease to 7% per annum, starting from the expiry of 10 days from the date that the advance of the Installment of the Loan should have been made and/or the date that the Installment of Additional Capital Contribution should have been paid and the provisions of Article 4 points 4.4 second paragraph and 4.26 of the Shareholders Agreement shall be suspended starting from the expiry of 30 days from the date of receiving the Notice of Breach up to the date when Telvent remedies the breaches.

The Parties agree that for 30 days following the suspension of Article 4 points 4.4 second paragraph and 4.26, the Board and the Joint Company shall not reach any decisions nor take any actions on the basis of the suspension.

After 30 days following the suspension of Article 4 points 4.4 second paragraph and 4.26, but for no more than 90 days following the suspension of Article 4 points 4.4 second paragraph and 4.26, the Board and the Joint Company may reach decisions and/or take actions only under Article 4 point 4.26 (e) and (f) without prior written consent of all Shareholders of the Joint Company until Telvent remedies the breaches.

After 90 days following the suspension, the Board and the Joint Company may reach any decisions and/or take any actions under Article 4 points 4.4 second paragraph and 4.26 on the basis of the suspension until Telvent executes the stake transfer agreement and the amendment to Foundation Agreement or until Telvent remedies the breaches.

If DMS GROUP fails to pay to Telvent the amounts due under the buy-back of 8% of the total capital and such failure continues for 30 days Telvent shall deliver a written Notice of Breach to DMS GROUP, and if the failure to pay continues for a further 30 days after receipt of such Notice then DMS GROUP’s right of Casting Vote as defined in Article 4 point 4.2 of the Shareholders Agreement shall be suspended until DMS GROUP remedies the breaches.

The Parties agree that for 60 days following the suspension of Article 4 point 4.2, the Board shall not reach any decisions on the basis of the suspension. After 60 days following the suspension of Article 4 point 4.2, the Board may reach all decisions on the basis of the suspension until DMS GROUP remedies the breaches.

(d) If the Joint Company breaches its obligations to provide financial reporting, or progress reports on the R&D Plan under Article XIII point 13.12 or has materially failed to carry out the work to be done under the mutually agreed and approved R&D Plan, the Parties may issue a notice of breach to the Joint Company with a copy to the other Party and if such breach is not remedied within 30 days of receipt of the notice by the Joint Company , the Parties shall be entitled to postpone their payment of the next Installment of the Additional Capital contribution and Installment of the Loan listed in Appendix 2 until the Parties reach an agreement to adjust the R&D Plan execution and continue with making the above mentioned payments. The solution to the problem or adjustment to the R&D Plan shall be approved by the Board by 3 votes of the 4 Board members. The Parties shall be obliged to make their payments which were postponed within 10 business days.

If the failure to carry out the R&D Plan is a consequence of Telvent’s breach of its obligations to pay its Installment of the Additional Capital Contribution and the Installment of the Loan, Telvent shall not have the right to postpone the payment of any Installment of the Additional Capital Contribution or Installment of the Loan.
18.3	Article VIII point 8.1 of the JV Agreement is amended to read as follows:
DMS GROUP leases to the Joint Company the sub-floor, ground floor, the gallery, 4th floor and attic space with duplex in a business-residential building at Sremska 4, Novi Sad, Serbia by a lease agreement and subleases the apartment 6, III flour at Sremska 4 and the building in Karadjordjeva No. 70, related to which the Joint Company has concluded a sub-lease Agreement with DMS GROUP (the lease, sub-lease and the agreement are hereinafter called the “Old Leases”).

The Parties agree that on the Signature Date the Joint Company and DMS GROUP shall sign the Lease Agreement (as detailed in Appendix 6 attached hereto)_ for the new business building located in Narodnog Fronta Street 25A, 25B, 25C, 25D in Novi Sad, built on the parcel No. 3928/41 C.M. Novi Sad II (hereinafter referred to as the: “New Lease”), which consists of 76 business offices with the right to use the basement and common spaces.

Upon the Joint Company moving into the new business building in Narodnog Fronta Street 25A, 25B, 25C, 25D and commencing to pay rent under the New Lease, the Old Leases shall be cancelled and the Joint Company shall have no further obligations to DMS Group under those Old Leases.

The Parties mutually agree that the Joint Company shall consider participation in financing development of a new building within University of Novi Sad in the amount of EUR 3,000,000.00. This financing shall represent the rent for the aforementioned building for the next twenty years.
18.4	Article XII point 12.11 of the JV Agreement is amended to read as follows:
Neither party shall, without the prior written consent of the other party, hire any person who is an employee of the other party or the JV Company neither any person who was an employee of the other party or the JV Company within two years after the termination of his employment with the other party or the JV Company.

If one party breaches the provision specified in the previous paragraph, it will be obliged to pay to the other party an amount equal to the gross amount of 24 engineer months, within 15 days from the date on which the employee concluded the employment agreement and / or the date when he was engaged on some other basis. The price for the engineer hour shall be determined according to the price for the engineer hour defined for the qualification of the employee in the Reseller and Service Agreement — VAR, valid on the date on which the employee concluded the employment agreement and / or the date when he was engaged on some other basis.
18.5	Article XIII point 13.9 of the JV Agreement is amended to read as follows:

After the end of each fiscal year, the Joint Company shall cause its accounts and records to be audited by the auditor referred to in Article XIII point 13.7. The Joint Company shall use its best endeavors to ensure that such audit shall be completed no later than three (3) months after the end of such fiscal year and copies of such audited statements together with the report of the auditor shall be furnished to the Parties as soon as they are available but in any event no later than twenty (20) days after completion of the audit. The date of completion of the audit is the date when the Joint Company obtains the written audited statement.

18.6	Article XIII point 13.11 of the JV Agreement is amended to read as follows:
An Annual Budget shall be prepared by the Chairman and submitted to the Board for approval in accordance with Article 4 point 4.4 of the Shareholders Agreement at least 30 days prior to the start of each accounting and fiscal year. The Annual Budget will contain/include the R&D Plan for that year.
Monthly management reports, including profit and loss account, balance sheet, cash flow statement, capital expenditure statement, sales analysis, analysis of debtors, employment analysis, key performance indicators and financial forecast, comparison of performance to budget and prior year shall be prepared and provided to Telvent (and to DMS GROUP if DMS GROUP so requests) monthly by the 20th day of each month in such format as Telvent shall require together with further information in the possession or control of the Joint Company or the Chairman regarding the financial condition and operations of the Joint Company as Telvent may request and details of any litigation commenced against the Joint Company together with the Chairman’s reasonable estimate of potential liability thereunder.
18.7	Article XIII point 13.12 of the JV Agreement is amended with the following:
(a)	The R&D Plan will be reviewed and updated by Prof. Dr. Dragan Popovic, as the Executive Vice President for Smart Grid IT, not later then 30 days prior to the start of each accounting and fiscal year including the defined R&D targets to be accomplished every three months. Updates of the R&D Plan will be in full accordance with and coordinated with Telvent’s strategy for the development of the Smart Grid Solution Suite and will include defined R&D targets to be accomplished every three months. Within 15 days after the end of each 3 months period, the Joint Company shall prepare a Progress Report describing the progress of the development work including: (i) items completed since the last report; (ii) actual and planned percentage of completion for each task and development project; (iii) items to be completed in the next 3 months period.

If the updated R&D Plan has not been adopted by consensus by the Board as a formal part of the Budget, the Joint Company shall continue to operate in accordance with the original three year R&D Plan attached hereto as Appendix 1. In addition, the Parties shall continue to make their payments of the Installments of the Additional Capital Contributions and Installments of the Loan, pursuant to Appendix

2 of this Agreement.
18.8	Article XIII points 13.14, 13.15 and 13.16 of the JV Agreement are amended as follows

13.14	The goal of the parties for the Joint Company is to run the business during the first five (5) years without generating higher expenses in relation to the budget approved, while accounting book-keeping losses stated on the end of the fiscal year will not be considered as violation of this obligation.

13.15	After the Joint Company has paid income tax and made up any losses incurred in any previous year but prior to distribution of the net profits of the Joint Company to the Parties, the Joint Company shall set aside a reserve fund in accordance with the stipulations of the governing laws and regulations of the Republic of Serbia and in accordance with the approved Budget. The Board shall determine annually, in accordance with the provisions of this Agreement, the amount of net profits to be allocated to each of these reserve funds.
a.	During the first three (3) years after Closing, there shall be no obligation to allocate a part of the net income into reserve funds for R&D Budget in the JV Company with respect to the Smart Grid IT Solution Suite systems, unless the Shareholders unanimously agree otherwise. After the first 3 (three) years after Closing, 5% of the revenue from sales earned by the Joint Company by the end of the fiscal year will be allocated from the net income after taxes and will be retained in the Joint Company to fund the reserves for R&D Budget with respect to the Smart Grid IT Solution Suite systems, unless the Shareholders unanimously agree otherwise.

b.	If the Board determines that it is necessary to utilize reserve funds for following year’s R&D Budget, the Board shall unanimously decide on the amount of part of the reserve funds to be allocated for R&D Budget for Smart Grid IT solution Suite systems and include it in the Budget for the following year, in accordance with the provisions of this Agreement. The Board shall have no obligation in the first three (3) years after the Closing to allocate any amount from reserve funds into the R&D Budget for the following year. After the first 3 (three) years after Closing, unless unanimously decided by the Board on the amount of part of the reserve funds to be allocated for the R&D Budget for the next year, the amount of 5% of the net sales revenue of the Joint Company at the end of the current fiscal year shall be used for the R&D Budget for the next year.
13.16 The Joint Company will distribute dividends up to a maximum amount equal to that portion of the JV Company’s net income after taxes (as determined in the Financial Statements of the Joint Company for the prior fiscal year) increased by undistributed profit (retained earnings) from previous years (not including reserves for R&D Budget for Smart Grid IT Solution Suite systems) remaining after the conditions described below have been satisfied (hereinafter referred to as “ Amount Available for Distribution”):
(a)	the allocation of funds and payment of taxes pursuant to Article 13.15;

(b)	compliance with the requirements of Serbian company law with respect to the payment of dividends;

(c)	establishing reasonable reserves to ensure normal business during the remaining part of the year, i.e. that the difference between Current Assets and Current Liabilities after distribution of dividends will be greater than zero, and that no additional cash contributions from the Shareholders other than the agreed capital contributions will be necessary to pay the liabilities of the Joint Company as they become due.

(d)	the Joint Company is in compliance with a Debt Service Coverage Ratio in the previous Fiscal year (Annual Financial Statements on Dec, 31) of at least 1.3 as defined below:
•	Debt Service Coverage Ratio means the ratio of Free Cash flow / Debt Service

•	Free Cash Flow: means EBITDA +/- Income taxes (or receivables for income tax overpaid) + Working Capital Change — payment for fixed assets increase +/- Extraordinary Income/Expenses.

•	EBITDA means: Operating Income + Depreciation + Amortization

•	Working Capital means the difference of value between:
(1)	(Current Assets — Cash and cash equivalents) and
(2)	(Current Liabilities — short term financial indebtedness);
•	Working Capital Change means: difference between Working Capital determined in the Annual Financial Statements of the year before the previous fiscal year and Working Capital of the previous fiscal year;

•	Debt Service: means the total of due obligated payments for principal and interest payable within the previous fiscal year by the Joint Company for a financial indebtnesses;
These calculations will be done using the Annual Financial Statements for the previous fiscal year.

(e)	the Joint Company must not be in default under any loan and credit agreements or other financial indebtedness contracts which gives the lender under such agreement the right to demand payment of the full amount owing under the agreement.
Provided that the above conditions are satisfied, 100% of the Amount Available for

Distribution shall be available for distribution. The minimum amount of dividends to be distributed shall be 90% of the Amount Available for Distribution, unless the Shareholders unanimously agree otherwise.
Provided that the above conditions are satisfied, the Parties shall:
(a) ensure that their respective appointed Members of the Board hold a Board meeting within three months of the end of the fiscal year of the Joint Company and vote in favor of a proposal of resolution declaring a minimum amount of dividends to be distributed calculated as given in the previous paragraphs to be payable as dividends to the Parties in proportion to their Contribution Percentages; and
(b) Pass a resolution of the Shareholders Assembly of the Joint Company on the distribution of a minimum amount of dividends calculated as given in the previous paragraphs to be payable as dividends to the Parties in proportion to their Contribution Percentages.
If a Party refuses to vote at the Shareholders Assembly to approve payment of the minimum amount of dividends, despite all the above conditions being fulfilled, without any reasonable reason (the “Blocking Party”) then the Blocking Party shall pay to the other Party a penalty equal to the amount of the dividend that such Party would have received if the Shareholder Resolution had been passed plus interest at the rate of 13% per annum from the date which is 15 days after the date the Shareholders Resolution should have been passed to the date of payment.
If DMS GROUP is the Blocking Party then until the Shareholders Resolution is passed, the interest rate under the Loan Agreement shall increase to 13% per annum.
If Telvent is the Blocking Party, from the date the Shareholders Resolution should have been passed until the date when the Shareholders Resolution is passed:
(1) The interest rate, under the Loan Agreement, shall not apply;
(2) All the maturity terms of the Loan repayment shall be postponed; and
(3) The Pledge and the Mortgage shall not be enforceable.
If Telvent is the Blocking Party and fails to pay the penalty referred to above within 60 days after notice in writing from DMS GROUP, and the Loan has been fully repaid, this will be deemed to be the Good Reason and Prof. Dr. Dragan Popovic shall have the right to resign for Good Reason and all the other Shareholders of DMS GROUP and its affiliates (described in the Appendix 7) employed in the Joint Company shall have the right to terminate their employment agreements and they will not be bound with their Non-competition clauses.

19.	DMS GROUP shall have all the rights determined by the Joint Venture Agreement and Shareholders Agreement as well as by the Foundation Agreement, including their subsequent amendments and addendums, irrespective of the pledge which is to be inscribed over the stake of DMS GROUP in favor of Telvent.

20.	Pledge established in the favor of Telvent will in no way influence the voting rights and other rights of DMS GROUP which derive from the ownership right over the stake and internal acts of the Joint Company.

21.	Each party will be responsible for payment of its own costs and taxes relating to the Transaction, including but not limited to the costs of legal advisors, accountants and other advisors with regards to this Agreement and all other agreements and documents up to the Closing.

22.	Purchase of DMS Group Assets including the EMS Software
(a) On the Signature Date, DMS GROUP, as the Seller, and the Joint Company, as the Buyer, shall enter into an Asset Purchase Agreement for the sale of EMS software, including all its modules and functions and all the available energy market modules and certain other assets, as described in Appendix 1 to the Asset Purchase Agreement (hereinafter referred to as the: “Assets”).
The total purchase price for the Assets will amount to EUR 1,574,011.00 to be paid by the Joint Company to DMS GROUP as follows:
1.) EUR 1,274,011.00 payable within one month from the Closing and
2.) EUR 300,000.00 to be paid within 5 years from the Closing.
(b) Concurrently with signing the Asset Purchase Agreement, the Joint Company and DMS Group shall enter into a License Agreement by which the Joint Company shall grant a non-exclusive, limited license for a term of 6 years from the Closing to DMS Group to use and sub-license the EMS energy market modules solely for the limited purpose of enabling DMS Group to carry out any remaining contractual obligations which DMS Group may have under its contract with EKC d.o.o. Beograd/ Electricity Coordinating Center LLC Belgrade. The license fee payable under the license agreement shall be the amount of EUR 1,270,046.00 to be paid by DMS Group within one month from the Closing.
(c) The Parties agree that on the Signature Date, the Joint Company and DMS GROUP will enter into a Services Agreement (hereinafter referred to as the: “Inter-company Agreement”), as one of the Transaction Documents.
Pursuant to this Inter-company Agreement, for the period of 5 years from the Closing, DMS GROUP shall supply the following to the Joint Company:
a. general administrative and corporate services
b. consulting services related to defining a long-term development strategy for Smart Grid products,

for a fee in the amount of 1.5% of the total contract value of Telvent DMS Contracts for the supply of Smart Grid IT Solution Suite, systems and services which are signed between the Joint Company and an end client, in the period of 5 years from the Closing (hereinafter referred to as the “Success Fees”).
In this Article:
“Telvent DMS Contracts” means a contract between the Joint Company and a client for the supply of Smart Grid IT Solution Suite, systems and/or services and which is signed during the 5 year period commencing on the Closing. The offers for the Telvent DMS Contracts shall be bid using the same prices as are in the Reseller & Services Agreement — VAR (dated May 8, 2008. including all of its annexes) unless otherwise decided by the Board of Directors of the Joint Company.
(d) In the event of Resignation of Prof. Dr. Dragan Popovic from the Company, DMS GROUP shall not be entitled to receive any further Success Fees for Telvent DMS Contracts signed after the date of Resignation of Prof. Dr Dragan Popovic.
(e) Of the existing approximately 120 DMS GROUP employees, approximately 40-60 engineers will become employees of the Joint Company within 3 months of the Closing, at a pace as needed. DMS GROUP will complete all work for Siemens and terminate all contracts, agreements and orders with Siemens by December 31, 2011, at which time the remaining approximately 40-60 employees of DMS GROUP will transfer over to The Joint Company. DMS GROUP will not renew or extend any contracts or orders with Siemens, neither will DMS GROUP nor any affiliate or subsidiary of DMS GROUP enter into any new contracts, agreements or orders with Siemens for so long as DMS Group is a shareholder of the Joint Company.
23. In the Annex to the Reseller and Service Agreement — VAR and in the Value Added Reseller Agreement between Telvent Energia and the Joint Company — new VAR Agreement, the maximum applicable margins for the licenses and services which can be added by Telvent Sweden and/or Telvent and cannot be exceeded upon the occasion of defining of final prices towards the client shall be defined.
24. Except for the amendments prescribed by this First Amendment, all other terms and conditions of the JV Agreement shall remain in full force and effect.
25. If any changes are made to Serbian Company Law which affect the rights and obligations of the Parties under this Agreement or other Transaction Documents, and especially if they require changes to be made to the provisions which relate to Board of Directors, Chairman of the Board, Executive Director /CEO or CEO replacement, the Parties agree to sign the necessary amendments to this Agreement, other Transactions Documents and the Foundation Agreement of the Company as necessary in order to maintain the rights and obligations of the Parties in accordance with this Agreement and other Transactions Documents (hereinafter referred to as: “Necessary Amendments”).
It is especially important to understand that if the present rights and authorities of Prof. Dr Dragan Popovic as the Executive Director/CEO and Chairman of the Board, as well as the

Board structure cannot be maintained, the Parties agree on the following:
1.	The Joint Company shall have the Supervisory Board or some similar board or authority which corresponds to the current Board of Directors with respect to its form and competence (and especially with respect to the selection of the Executive Director/CEO and the Chairman of the Board and his replacement and CEO replacement), division of authority between that Board and Assembly shall remain as it is now in the scope allowed by the new Company Law.

2.	The form of the aforementioned Board shall provide DMS Group the majority either by number of members of that Board or by a Casting Vote in the same manner as in the existing JV Agreement and Shareholder Agreement, as amended.

3.	Chairman of the aforementioned Board shall be from DMS Group and Vice Chairman shall be from Telvent with all the powers and under all terms as in the existing JV Agreement and Shareholder Agreement, as amended and in the scope allowed by the new Company Law.

4.	The Joint Company shall have one director/CEO or equivalent position, who will be from DMS Group and who shall have all the powers that the director/CEO has under the JV Agreement and the Shareholder Agreement, as amended.

5.	All resolutions that are required to be adopted by consensus under the JV Agreement and the Shareholder Agreement as amended, either by the Shareholder Assembly or the Board of Directors shall also be adopted by consensus in the future.

6.	The Parties shall provide that the agreed obligation to pay out the dividends under this Agreement shall be maintained fully.
Parties shall use best efforts to reach an agreement on the Necessary Amendments utilizing the minimum necessary changes consistant with the applicable law. If a Party does not agree with the proposed content of (a) Necessary Amendment(s) and refuses to sign one or all of the Neccessary Amendments within 15 days upon receiving notice from the other Party to sign the Necessary Amendments, the demanding Party shall have the right to refer the Parties to Arbitration in accordance with Article 22. of the JV Agreement. In arbitration both parties shall propose the Necessary Amendments that each Party considers consistant with the changes in the Serbian Company Law and best reflecting the present management structure. The arbitrator shall base his award with respect to the matter before him on the contents of this Agreement, the Shareholder Agreement and on the provisions of the applicable law. The award of the arbitrator shall be rendered in writing with all reasonable expedition, and shall be final and binding on the Parties hereto. If the arbitrator is unable to render an award in writing on the request that is set before him, the parties shall re-arbitrate the dispute at least two (2) additional times. Notwithstanding the foregoing, the first arbitrator to provide an award in writing, that award shall be final and binding on the parties. During the arbitral proceedings both Parties shall manage the operation of the Joint Company in accordance with this Agreement and all other Transaction documents.

In witness whereof, the Parties have caused these First Amendments to be executed by their duly authorized officers.

For “DMS GROUP”, LLC for power engeneering Novi Sad:
/s/ Dragan Popovic
Prof. Dr. Dragan Popovic
Chairman of the Board

For Telvent Energia S.A.Madrid:
/s/ Victor Jose Hidalgo Vega
Victor Jose Hidalgo Vega

Appendix 3
Roles and Responsibilities of the Executive Vice President, Smart Grid IT
Roles and Responsibilities of the Executive Vice President, Smart Grid IT
For the purposes of this Appendix, the definition of Smart Grid IT Solutions Suite shall be: an integrated solution for the electric utility/industry covering Smart operations and consisting of one or more of the following components: DMS, EMS, Energy Market, Electrical SCADA, OMS, MDM, Integration Bus, etc. in an open and highly integrated environment.
For the purposes of this Appendix, the definition of Smart Grid IT contracts shall be: a contract between Telvent or Telvent USA Corporation or any of their respective affiliate companies (other than the Joint Company) and a client which includes the supply of Smart Grid IT Solution Suite systems and/or services related thereto
Prof. Dr Dragan Popović shall be Executive Vice President, Smart Grid IT and shall have all authority and responsibilities of that role and as described in this document.
Prof. Dr. Dragan Popović, in his capacity as a senior executive of Telvent Energy shall lead the Smart Grid IT business within Telvent Energy reporting directly to the President, Telvent Energy.
Telvent Energy shall mean the Smart Grid IT business developed and executed through its entities and affiliates.
The Executive Vice President, Smart Grid IT shall be authorized to legally represent

Telvent Energy and to sign Smart Grid IT contracts associated with the world wide Telvent Energy business when such projects have been approved by the Board and/or the President, Telvent Energy.
Together with the President, Telvent Energy, the Executive Vice President, Smart Grid IT shall design and approve the global Smart Grid IT sales network including, in collaboration with divisional Vice Presidents, the selection, recruiting and if required, the substitution of personell for the sales, project delivery, project mnangement, on-site project management, maintenance and support organizations in Telvent Energy’s direct reporting NA and international divisions. With his associates, the Executive Vice President, Smart Grid IT will interview, recruit and provide adequate training to the Smart Grid sales team.
As a senior member of the Telvent Energy management team and reporting directly to Telvent Energy top level executive, the Executive Vice President, Smart Grid IT has responsibility to lead and drive Smart Grid IT Solution Suite strategy development and leverage the Telvent Energy Product Management organization in executing product lifecycle planning as it pertains to the development of the Smart Grid IT Business within the financial and strategic goals established for Telvent Energy. This includes managing the product roadmap throughout the product lifecycle, gathering and prioritizing product and customer requirements, defining the product vision, and working closely within corporate strategic plans and budgets to deliver winning products and planned return on investment. It also includes leading, in cooperation with Telvent Energy top level executives, R&D, strategic partnerships, marketing, sales, and field support, project delivery, maintenance and support, to ensure revenue, profit and customer satisfaction goals for the product line are met.
Together with the President, Telvent Energy, the Executive Vice President, Smart Grid IT shall also have authority to coordinate R&D IT Product Centers and their activities as they pertain to Telvent Energy’s Smart Grid IT Solutions Suite, roadmaps and specific Smart Grid IT Solutions Suite overall roadmap.
The Executive Vice President, Smart Grid IT of Telvent Energy is expected to:
Act as a leader of Smart Grid within Telvent Energy in meeting its overall strategy, growth and profitability goals;

(1)	Drive and define:
•	global Smart Grid IT business

•	Telvent Energy’s product development strategy and roadmap for the Smart Grid IT Solution Suite
In cooperation with the President, Telvent Energy and other related Telvent verticals and geographies, lead the cooperation with key Smart Grid third party partners.
Within Telvent Energy, the Smart Grid strategy and roadmap is revised and/or refined formally on a biannual basis as a Product Management function and includes prioritized product line functions and features by segment and geography and corresponding justification generated within approved budgets;
(2)	In concert with Sales, Product Management and R&D organizations, deliver Market Requirement Documents (MRDs) and Product Requirement Documents (PRDs). In order to facilitate these requirements, the Executive Vice President, Smart Grid IT will have comprehensive insight into all sales opportunities worldwide, and in cooperation with the President, Energy supervising the resulting sales opportunities the organization will focus on. As well, the Executive Vice President, Smart Grid IT has responsibility to drive product line and proposal pricing models which are strategically and geographically sensitive to the organization’s growth, profitability and risk profile targets as defined in the annual strategic plans and budgets of Telvent Energy. For large Smart Grid project opportunities, defined as those with Smart Grid applications where the full price of the project (licence + services) is greater than $3M USD and/or project change orders which exceed $1.5M USD, approval by the Executive Vice President, Smart Grid IT will be one of the process approvals included in the formal project proposal approval cycle including the preliminary and the final pricing prior to proposal delivery to the customer;

(3)	In cooperation with the President, Telvent Energy, lead and maintain relationships with key external Smart Grid third parties, assess partnerships, common development, as well licensing opportunities for Telvent Energy. Practically, the Executive Vice President, Smart Grid IT is authorized to contact, initiate and lead discussion with potential strategic partners in the Smart Grid area reporting to the management team of Telvent, in the case of cross vertical impact, and Telvent Energy the strategy, evolution and commitments contemplated in these discussions and will approve Smart Grid alliances in the formal executive approval cycle.

(4)	Be an expert with respect to the competition and competitive strategies in the global segment;

(5)	To lead and develop the core positioning and messaging of the Smart Grid IT Solution Suite in the market in coordination with geographic marketing and sales functions;

(6)	To direct development of sales tools and collateral in concert with product management activities and in coordination with geographic marketing and sales;

(7)	Brief and train the sales force at quarterly sales meetings;

(8)	Where ever possible and appropriate, lead and orchestrate the preparation of technical tender and winning proposal documentation, product demos for customers on site or at marketing events such as trade shows;

(9)	Brief press and industry analysts at conferences, briefings and market events;

(10)	Set pricing and manage costs to meet revenue and profitability goals;

(11)	Deliver quarterly product line revenue forecasts;

(12)	Direct the research, preparation, presentation and proposal of annual and multi-year budgets that will ensure success and meet internal and external customer needs;

(13)	Will be authorized together with the other senior members of the Telvent Energy management team to monitor and supervise the project execution and delivery of Smart Grid projects on behalf of senior management including authorization to escalate project execution problems in the Telvent Energy organization identified directly or indirectly by the client
The Executive Vice President, Smart Grid IT will have full access to the Action Commercial and its complete functionality including authorization to specifically make requests of the members of the sales, marketing, product management, deliver and support staff and users of the tool to provide updates of the different commercial opportunities or customer activities. The sales tracking tool and the Vice President, Smart Grid IT’s authority level in the tool or direct requests, will automatically provide frequent updates to sales, project, customer and third party activities.
The Executive Vice President, Smart Grid IT shall be responsible to train a sales and project support workforce with engineers from both or either Telvent Energy, Telvent DMS or other consultants or institutions with the important and immediate objective of ensuring the resource capability and ability to add project specific functions required by and committed to customers exclusive of dedicated product development program resources.